SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CLEARVIEW ACQUISITIONS, INC. (Name of Issuer)

common stock, par value $0.001 per share (Title of Class of Securities)

18506Q103 (CUSIP Number)

Ian Gardner c/o Helix Wind, Inc. 1848 Commercial Street San Diego, California 92113 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2009 (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 802817304	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Ian Gardner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,243,316
	8	SHARED VOTING POWER 7,820,662
	9	SOLE DISPOSITIVE POWER 2,243,316
	10	SHARED DISPOSITIVE POWER 7,820,662
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,063,978
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 802817304	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Fidelis Charitable Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,820,662
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 7,820,662
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,820,662
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 802817304	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Brian Scott Gardner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,820,662
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,820,662
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,820,662
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 802817304	Page 5 of 8 Pages

Item 1. Security and Issuer

This statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.001 per share (“Common Stock”) of Clearview Acquisitions, Inc. (the “Company”).  The principal executive offices of the Company are located at 1848 Commercial Street, San Diego, California 92113.

Item 2. Identity and Background

This Statement is being filed by the following, each a “Reporting Person”, and together, the “Reporting Persons”:

Ian Gardner, whose business address is 1848 Commercial Street, San Diego, California 92113, is a citizen of the United States of America.  Mr. Ian Gardner is a director and the Chief Executive Officer of the Company, which is the parent company of Helix Wind, Inc. (“Helix Wind”), which is engaged in the small wind turbine alternative energy business offering a distributed power technology platform designed to produce electric energy from the wind.

Brian Scott Gardner, whose address is c/o Ian Gardner, 1848 Commercial Street, San Diego, California 92113, is a citizen of the United States of America.  Mr. Brian Gardner is a Consultant at Labex of MA , which engages in the business of selling and purchasing used pharmaceutical research equipment.

The Fidelis Charitable Remainder Trust (the “Trust”) is a Nevada trust with an address at c/o Ian Gardner, 1848 Commercial Street, San Diego, California 92113.  Ian Gardner and Brian Gardner are the trustees and beneficiaries of the Fidelis Charitable Remainder Trust.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Trust received 7,820,662 shares of Common Stock in exchange for its shares of Helix Wind in a reverse triangular merger whereby a wholly-owned subsidiary of the Company was merged with and into Helix Wind and the stockholders of Helix Wind received shares of the Company’s Common Stock for their shares of Helix Wind common stock (the “Merger”).  The Trust, which is controlled by Ian Gardner and Brian Gardner has sole voting and dispositive power over these shares while Ian Gardner and Brian Gardner share voting and dispositive power over these shares.  As part of the Merger, and pursuant to the assumption of his employment agreement with Helix Wind by the Company, Mr. Ian Gardner received an option to purchase 3,253,740 shares of the Company’s Common Stock, of which, 1,952,244  shares of Common Stock are beneficially owned and may be acquired through exercise within 60 days.  Ian Gardner has the sole voting and dispositive power as to the shares underlying these options.  Also as part of the Merger, Ian Gardner exchanged a 12% Convertible Note issued by Helix Wind for a new 9% Convertible Note convertible as of February 11, 2009 into 145,536 shares of Common Stock and a Warrant to purchase 145,536 shares of Common Stock.  Ian Gardner has the sole voting and dispositive power as to the shares underlying the 9% Convertible Note and Warrant.

SCHEDULE 13D

CUSIP No. 802817304	Page 6 of 8 Pages

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock to which this Statement relates as part of the Merger.  Ian Gardner has already been appointed to the Company’s board of directors as part of the Merger.  The Reporting Persons also intends to seek the election of Scott Weinbrandt to the Company’s board of directors, as contemplated by the Merger.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D, however, the Reporting Persons intend to review their investments in the Company on a continuing basis.

Item 5. Interest in Securities of the Issuer

a. As of the date of this filing, Ian Gardner beneficially and directly owned 2,243,316 shares of Common Stock, representing approximately 8.7% of the shares of Common Stock presently outstanding based upon the 25,681,094 shares of Common Stock reported by the Company to be issued and outstanding as of February 11, 2009 in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 11, 2009.  Of such shares, 1,952,244 shares may be acquired through the exercise of stock options within 60 days; 145,536 shares may be acquired through the exercise of warrants; and 145,536 shares may be obtained through the conversion of convertible debt.  Ian Gardner also holds options for an additional 1,301,496 shares of Common Stock which are not exercisable within the next 60 days and thus not deemed to be beneficially owned at this time.

As of the date of this filing, the Trust beneficially and directly owned 7,820,662 shares of Common Stock, representing approximately 30.5% of the shares of Common Stock presently outstanding based upon the 25,681,094 shares of Common Stock reported by the Company to be issued and outstanding as of February 11, 2009 in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 11, 2009.  Ian Gardner and Brian Gardner may be deemed to beneficially own the shares held by the Trust.

b. Each of Ian Gardner and Brian Gardner may be deemed to have shared voting and dispositive power over the 7,820,662 shares of Common Stock owned by the Trust by virtue of their respective positions as described in Item 2.

c. No Reporting Person has effected any transaction in shares of the Common Stock during the 60 days preceding the date hereof, except to the extent disclosed in this filing, which includes the Merger.  The shares of Common Stock subject to stock options have an exercise price of $0.50 per share.  The shares of Common Stock subject to the warrant have an exercise price of $0.75 per share.  The shares of Common Stock subject to the convertible note have a conversion price of $0.50 per share.  The other shares of Common Stock were not issued for a specified price per share.  The Merger was effected in San Diego, California.

d. Not applicable.

e. Not applicable.

SCHEDULE 13D

CUSIP No. 802817304	Page 7 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

On January 28, 2009, Helix Wind, the Company and Helix Wind Acquisition Corp., a wholly-owned subsidiary of the Company, entered into an Agreement to effect the Merger, upon the closing of which, the Trust became entitled to receive shares of the Company’s Common Stock in return for its shares of Helix Wind common stock and Ian Gardner received options to purchase the Company’s Common Stock in connection with his Employment Agreement with Helix Wind, which was assumed by the Company, a 9% Convertible Note and a Warrant.  Ian Gardner’s option to purchase shares of the Common Stock of the Company is provided for in a Stock Option Agreement dated February 11, 2009.  1,952,244 shares underlying such stock option vested on February 11, 2009, and additional 650,748 shares will vest on December 31, 2009 and an additional 650,748 shares will vest on December 31, 2010.

The Signatories to this Statement are parties to the Joint Filing Agreement described in Item 7 below.

Item 7. Material to be Filed as Exhibits

Exhibit  No.                           Exhibit Description

10.1
Agreement dated as of January 28, 2009, by and among Clearview Acquisitions, Inc., Helix Wind Acquisition Corp. and Helix Wind, Inc. incorporated by reference from Exhibit 10.1 to Clearview Acquisitions, Inc.'s Current Report on Form 8-K filed on January 28, 2009 (File No. 000-52107).

10.2	Stock Option Agreement dated February 11, 2009, by and between Clearview Acquisitions, Inc. and Ian Gardner.

10.3
Warrant dated February 11, 2009, by and between Clearview Acquisitions, Inc. and Ian Gardner incorporated by reference from Exhibit 4.2 to Clearview Acquisitions, Inc.'s Current Report on Form 8-K filed on February 11, 2009 (File No. 000-52107).

10.4
9% Convertible Note dated February 11, 2009, by and between Clearview Acquisitions, Inc. and Ian Gardner incorporated by reference from Exhibit 10.6 to Clearview Acquisitions, Inc.'s Current Report on Form 8-K filed on February 11, 2009 (File No. 000-52107).

99.1	Joint Filing Agreement dated February 11, 2009, by and among Ian Gardner, the Fidelis Charitable Remainder Trust and Brian Scott Gardner

[The remainder of this page intentionally left blank.]

SCHEDULE 13D

CUSIP No. 802817304	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fidelis Charitable Remainder Trust Date: February 20, 2009 /s/ Ian Gardner Signature Ian Gardner, Trustee Name/Title
Date: February 20, 2009 /s/ Ian Gardner Signature Ian Gardner Name/Title	Date: February 20, 2009 /s/ Brian Scott Gardner Signature Brian Scott Gardner Name/Title